October 3, 2018

VIA EDGAR

Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention:    Beverly Singleton
Claire Erlanger

Re:     El Pollo Loco Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 27, 2017
Filed March 9, 2018
Form 10-Q for the Quarterly Period Ended June 27, 2018
Filed August 3, 2018
Form 8-K Furnished August 3, 2018
File No. 001-36556

Dear Ms. Singleton and Ms. Erlanger:

We have received your comment letter dated September 24, 2018 with respect to your review of our Form 10-K for the fiscal year ended December 27, 2017, our Form 10-Q for the quarterly period ended June 27, 2018 and our Form 8-K furnished August 3, 2018. Our response to your comment letter is set forth immediately below following the Staff's comments in bold.

Form 10-K for the Fiscal Year Ended December 27, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 35

1.
Refer to your paragraph discussion of Restaurant Contribution and Restaurant Contribution Margin on page 36. As these key performance indicators are also non-GAAP measures, your tabular reconciliation should begin with the most directly comparable GAAP measure of operating income, rather than Company-operated restaurant revenue. Please revise accordingly. See Question 102.10 of the Staff's Compliance & Disclosure Interpretations of NonGAAP Financial Measures, updated April 4, 2018 and Item 10(e)(1)(i)(A) of Regulation S-K. In addition, please expand your narrative discussion to clearly indicate the nature of the costs being excluded from restaurant contribution, that the measure is not indicative of overall results for the Company, and that restaurant contribution margin does not accrue directly to the benefit of shareholders because of corporate-level expenses excluded from the measure. See Item 10(e)(1)(i)(C) of Regulation S-K.

OUR RESPONSE:

We have reviewed the guidance under Question 102.10 of the Staff's Compliance & Disclosure Interpretations of Non-GAAP Financial Measures, updated April 4, 2018 and the disclosures required under Items 10(e)(1)(i)(A) and 10(e)(1)(i)(C) of Regulation S-K and will revise our presentation and narrative discussion of Restaurant Contribution and Restaurant Contribution Margin in our future filings of our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q beginning with our 10-Q for the quarterly period ending September 26, 2018. A revised disclosure is set forth below in disclosure type format.

OUR RESPONSE IN DISCLOSURE TYPE FORMAT:
Restaurant Contribution and Restaurant Contribution Margin
Restaurant contribution and restaurant contribution margin are neither required by, nor presented in accordance with, GAAP. Restaurant contribution is defined as company-operated restaurant revenue plus gain on recovery of insurance proceeds, lost profits less company restaurant expenses which includes food and paper cost, labor and related expenses and occupancy and other operating expenses, where applicable. Restaurant contribution excludes certain costs, such as general and administrative expenses, depreciation and amortization, asset impairment and closed-store reserve and other costs that are considered normal operating costs and accordingly, restaurant contribution is not indicative of overall Company results and does not accrue directly to the benefit of shareholders because of the exclusion of certain corporate-level expenses. Restaurant contribution margin is defined as restaurant contribution as a percentage of net company-operated restaurant revenue.
Restaurant contribution and restaurant contribution margin are supplemental measures of operating performance of our restaurants, and our calculations thereof may not be comparable to those reported by other companies. Restaurant contribution and restaurant contribution margin have limitations as analytical tools, and you should not consider them in isolation, or superior to, or as substitutes for the analysis of our results as reported under GAAP. Management uses restaurant contribution and restaurant contribution margin as key metrics to evaluate the profitability of incremental sales at our restaurants, to evaluate our restaurant performance across periods, and to evaluate our restaurant financial performance compared with our competitors. Management believes that restaurant contribution and restaurant contribution margin are important tools for investors, because they are widely-used metrics within the restaurant industry to evaluate restaurant-level productivity, efficiency, and performance. Restaurant contribution and restaurant contribution margin may also assist investors in evaluating our business and performance relative to industry peers and provide greater transparency with respect to the Company's financial condition and results of operation.
A reconciliation of restaurant contribution and restaurant contribution margin to company-operated restaurant revenue is provided below:

	Fiscal Year
(Dollar amounts in thousands)	2017	2016	2015
Restaurant contribution:
Income from operations	$6,824	$34,629	$48,824
Less:
Franchise revenue	(25,086)	(24,655)	(23,017)
Gain on recovery of insurance proceeds, property, equipment and expenses	—	(741)	—
Recovery of securities lawsuits related legal expenses	(1,666)	—	—
Gain on disposition of restaurants	—	(28)	—
Add:
General and administrative expenses	38,523	34,661	28,997
Franchise expenses	3,335	3,823	3,456
Depreciation and amortization	18,128	16,053	13,092
Loss on disposal of assets	799	674	471
Expenses related to fire loss	—	48	—
Asset impairment and closed-store reserves	33,645	8,554	92
Restaurant contribution	$74,502	$73,018	$71,915

Total revenue	$401,701	$380,123	$355,057
Less: Franchise revenue	(25,086)	(24,655)	(23,017)
Company-owned restaurant revenue	$376,615	$355,468	$332,040

Restaurant contribution margin (%)	19.8%	20.5%	21.7%

Note 15. Quarterly Results of Operations (Unaudited), page 82

2.
We note that your table of quarterly financial information includes disclosure of restaurant contribution margin. As this is considered a non-GAAP financial measure, please revise to remove its disclosure from your notes to the financial statements. See Item 10(e)(1)(ii)(C) of Regulation S-K.

OUR RESPONSE:

We have reviewed the disclosure provisions under Item10(e)(1)(ii)(C) of Regulation S-K and will ensure that non-GAAP financial measures are not presented on the face of our financial statements or in the accompanying notes in our future filings of our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q beginning with our 10-Q for the quarterly period ending September 26, 2018.

Form 10-Q for the Quarter Ended June 27, 2018

Note 10. Revenue From Contracts With Customers, page 22

3.
We note your disclosure on page 15 that rental income for leases and subleases to franchisees are outside of the scope of the revenue standard and are within the scope of lease guidance. We also note from your disclosure in Note 10 that Franchise revenue consists of franchise royalties, initial franchise fees, license fees due from franchisees, IT support services, and rental income for leases and subleases to franchisees. Please revise to disclose the amount of revenue recognized from contracts with customers separately from other sources of revenue, such as revenue from leases. See guidance in ASC 606-10-50-4(a).

OUR RESPONSE:

Rental income for subleases to franchisees does not represent a material portion of our reported revenues for the thirteen and twenty-six weeks ended June 28, 2018. Based on a review of sublease revenue for the thirteen and twenty-six weeks ended June 28, 2018, the highest percent sublease revenue represented as a portion of total franchise revenue (defined as Franchise revenue and Franchise advertising fee revenue) and Total revenue was 5.1% and 0.5%, respectively. Additionally, our business model does not pursue direct leases of restaurant properties to Franchisees but instead enters into subleases with Franchisees in limited circumstances where the Company has decided to discontinue operations in a Company-operated restaurant property. We respectfully believe our existing disclosure is sufficient given the portion of franchisee sublease revenue to total franchise revenue and total revenue.

Form 8-K Furnished August 3, 2018

Exhibit 99.1 Earnings Release, page 2

4.
We note that in the 2018 Outlook section, you disclose 2018 expected pro forma diluted net income per share and a range for expected Adjusted EBITDA. Please revise to include a reconciliation of these non-GAAP financial measures to the projected GAAP measures, or alternatively include the disclosures required under Item 10(e)(1)(i)(B) of Regulation S-K if relying on the “unreasonable efforts” exception. See Question 102.10 of the SEC Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, updated April 4, 2018.

OUR RESPONSE:

We have reviewed the guidance under Question 102.10 of the SEC Staff's Compliance & Disclosure Interpretations of Non-GAAP Financial Measures, updated April 4, 2018 and the disclosures required under Item10(e)(1)(i)(B) of Regulation S-K as they apply to the 2018 Outlook section of our Earnings Release in Exhibit 99.1 of our Form 8-K furnished on August 3, 2018. Reconciliations of our 2018 expected pro forma diluted net income per share range and our expected 2018 Adjusted EBITDA range to their corresponding GAAP measures have not been provided as we cannot determine the probable significance, or timing of certain reconciling items, which are outside of our control and therefore cannot be reasonably predicted. Accordingly, we do not provide guidance for these various reconciling items. These reconciling items such as asset impairment and closed store reserves, securities lawsuit related legal expenses and gain or loss on disposal of assets impact the timing and amount of the quarterly recognition of GAAP net income. Therefore, reconciliations of the differences between these forward-looking information items to their most directly comparable financial measures calculated and presented in accordance with GAAP are not available without unreasonable effort.
We will revise our narrative discussion involving forward-looking information items to reflect the above language in future earnings releases beginning with our upcoming earnings release to be furnished with our Form 8-K for the third quarter ending September 26, 2018.

The company acknowledges that:
•the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require further clarification on any matters addressed, please contact Michael Roe, VP Accounting, Controller at 714-599-5000.

Very truly yours,

/s/ Laurance Roberts
Laurance Roberts
Chief Financial Officer